Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Mining Announces Share Consolidation

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 15, 2021, to its short form base shelf prospectus dated September 10, 2021.

Vancouver, BC, July 11, 2022 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), a growth-oriented precious metals producer focused on the Americas, announces that the Company will undertake a share consolidation (the “Consolidation”) of its common shares (the “Shares”) on the basis of one post-Consolidation for every 10 pre-Consolidation Shares.

The Company currently has 471,164,174 Shares issued and outstanding. Upon completion of the Consolidation, the Company will have approximately 47,116,417 Shares issued and outstanding. Some slight variance is expected due to fractional rounding. As is customary, to reflect the Consolidation, all outstanding incentive stock options granted pursuant to the Company’s Amended and Restated Omnibus Incentive Plan (the “Omnibus Incentive Plan”) will be adjusted to increase their exercise price by a factor of 10 and to reduce the number of Shares issued upon exercise by dividing by 10. Appropriate adjustments to reflect the Consolidation will also be made to outstanding deferred share units, restricted share units and performance share units granted pursuant to the Omnibus Incentive Plan.

The Company expects the Consolidation will allow it to comply with the minimum price listing standard of the NYSE American and therefore maintain its listing of Shares on that exchange. Subject to the Company receiving all required approvals, including the approval of the Toronto Stock Exchange (the “TSX”) and NYSE American, the Consolidation is expected to take effect at close of business on July 21, 2022. Notice of the Consolidation has been provided to the TSX and NYSE American, and the Common Shares are expected to begin trading on a post-Consolidation basis on the TSX and NYSE American on or about July 25, 2022, under a new CUSIP number.

No fractional Shares will be issued pursuant to the Consolidation. In lieu of any such fractional Shares, each registered shareholder of the Company otherwise entitled to a fractional Common Share following the implementation of the Consolidation will receive the nearest whole number of post-Consolidation Shares.

Holders of shares of the Company who hold uncertificated shares (that is shares held in book-entry form and not represented by a physical share certificate), either as registered holders or beneficial owners, will have their existing book-entry account(s) electronically adjusted by the Company's transfer agent or, in the case of beneficial shareholders, by their brokerage firms, banks, trusts or other nominees that hold in street name for their benefit. Such holders generally do not need to take any additional actions to exchange their pre-Consolidation Shares for post-Consolidation Shares. If you hold your Shares with such a bank, broker or other nominee, and if you have questions in this regard, you are encouraged to contact your nominee.

Registered shareholders holding share certificates will be mailed a letter of transmittal advising of the Consolidation and instructing them to surrender the share certificates representing pre-Consolidation Shares for replacement certificates or a direct registration advice representing their post-Consolidation Shares. Until surrendered for exchange, each share certificate formerly representing pre-Consolidation Shares will be deemed to represent the number of whole post-Consolidation Shares to which the holder is entitled as a result of the Consolidation.

ABOUT GREAT PANTHER

Great Panther is a growth-oriented precious metals producer focused on the Americas. The Company owns a portfolio of assets in Brazil, Mexico and Peru that includes three gold and silver mines, an advanced development project and a large land package with district-scale potential. Great Panther is focused on creating long-term stakeholder value through safe and sustainable production, reinvesting into exploration and pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange under the symbol GPR and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, statements regarding the Company’s expectations that it will meet the NYSE American continued listing standards following completion of the Consolidation, and the Company’s growth orientation and focus on creating long-term stakeholder value through safe and sustainable production, reinvesting into exploration and pursuing acquisition opportunities to complement its existing portfolio.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory risks and uncertainties, including risks relating to the Company’s ability to regain compliance with NYSE American listing standards, and those described in respect of Great Panther in its most recent annual information form and management’s discussion and analysis filed with the Canadian Securities Administrators and available at www.sedar.com and its most recent annual report on Form 40-F and management’s discussion and analysis on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2